Mail Stop 4561
February 16, 2005

Mr. Timothy W. Simmons
President and Chief Executive Officer
Security Federal Corporation
1705 Whiskey Road South
Aiken, South Carolina 29803


Re:	Security Federal Corporation
	Form 10-K for Fiscal Year Ended March 31, 2005
	Filed June 29, 2005
	File Number: 000-16120

Dear Mr. Simmons:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.



								Sincerely,


						John P. Nolan
      Accounting Branch Chief